Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - November 4, 2025 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the third quarter ended September 30, 2025.

Highlights:
•Total revenue grew 13% year-over-year to €165.6 million in the third quarter, driven by an 11% increase in Referral Revenue, which reached €161.6 million, compared to the same prior year period, marking our fourth consecutive quarter of growth.
•Third consecutive quarter achieving double-digit year-over-year total Referral Revenue growth compared to the same prior year period, primarily driven by continued strong double-digit branded channel traffic1 growth across trivago's Core segments2.
•Net income was €11.0 million, representing our strongest third quarter result as a publicly-listed company, partly driven by an other income gain of €3.2 million related to the consolidation of Holisto Limited ("Holisto", renamed to trivago DEALS Limited), while Adjusted EBITDA3 was €16.0 million, exceeding the prior year by 18%.
•Completed our strategic acquisition of Holisto on July 31, 2025, which has been consolidated with our results on a one month lag basis4.
•For full-year 2026, we expect to achieve an Adjusted EBITDA of around €20 million5, while maintaining a double-digit total revenue growth rate.

"We’re encouraged by the strength and durability of our momentum. Revenue grew 13% year-over-year, marking our third consecutive quarter of double‑digit growth. The third quarter exceeded our expectations for both total revenue and Adjusted EBITDA. The quality of this growth gives us confidence. It’s led by our strong double-digit branded channel traffic revenue growth, which continues to outperform our expectations and benefits from compounding effects. We achieved this growth despite major foreign exchange headwinds, while improving Adjusted EBITDA by 18% year-over-year. Our AI‑powered marketing campaign featuring brand ambassador Jürgen Klopp and our local productions made a strong impact this summer. Our product has significantly improved quarter after quarter, delivering a better user experience and stronger marketing efficiency." said Chief Executive Officer Johannes Thomas.

"We experienced yet another quarter of double-digit year-over-year total revenue growth, with especially strong momentum in the Americas and Rest of World segments with 14% and 12% Referral Revenue growth, respectively. We maintained a stable Return on Advertising Spend even as we increased our brand investments, where elasticities are attractive but returns come over time. Despite foreign exchange related headwinds, we continue to expect mid-teens percentage revenue growth and positive Adjusted EBITDA of at least €10 million5 for the full year of 2025. For 2026, we also expect mid-teens percentage revenue growth and to achieve an Adjusted EBITDA of around €20 million.” said Chief Financial Officer Dr. Wolf Schmuhl.
(1) Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
(2) trivago Core segments refers to our three reportable segments: Americas, Developed Europe and Rest of World (RoW).
(3) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 12 to 13 herein for explanations and reconciliations of non-GAAP measures used.
(4) The financial information of this subsidiary has been and will continue to be consolidated using a one month reporting lag, with the exception of significant transactions or events that occur during the intervening one month period. As the transaction closed on July 31, 2025, only one month of financial information has been consolidated for the three and nine months ended September 30, 2025. For the trivago Core segments, all intersegment revenue from July 31, 2025 to September 30, 2025 has been eliminated upon consolidation.
(5) Please refer to the section "Definitions of Non-GAAP measures" on pages 12 and 13 herein for further details on the Adjusted EBITDA outlook.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Δ Y/Y	2025	2024	Δ Y/Y
Total revenue	165.6	146.1	13%	429.0	366.1	17%
Referral Revenue	161.6	145.3	11%	423.5	362.7	17%
Return on Advertising Spend	134.1%	134.1%	— ppts	124.1%	125.9%	(1.8) ppts
Net income/(loss)	11.0	(15.4)	n.m.	(3.3)	(28.8)	(89)%
Adjusted EBITDA	16.0	13.6	18%	4.5	(0.9)	n.m.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We aim to help travelers find the best place to stay and the best time to go. trivago aims to enable them to book with confidence, saving travelers valuable time and money. By leveraging cutting-edge technology, we seek to personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 5.0 million hotels and other types of accommodation in over 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenues grew 13% year-over-year to €165.6 million in the third quarter, primarily driven by Referral Revenue of €161.6 million, which increased 11% compared to the same prior year period. The strong results represent our fourth consecutive quarter of revenue growth and the third consecutive quarter of achieving double-digit revenue growth. The quarter began with single digit year-over-year total revenue growth due to strong prior-year comparatives, before accelerating to strong double-digit growth levels for the remainder of the quarter. We continued to observe strong growth across our marketing channels and higher traffic volumes across all reportable segments, particularly in Developed Europe and Americas, in response to our continuous strategic marketing investments.

Momentum for our branded channel traffic revenue sustained year-over-year, particularly in Americas and Developed Europe, maintaining growth at double-digit levels in the third quarter across all trivago Core segments. The solid performance was driven by a continued strong response to our branded channel traffic marketing investments made throughout the third quarter, which continue to resonate with our target audience. The continued growth observed this quarter confirms our strategic brand initiatives are effectively working as planned.

During the third quarter, we continued to further increase our Advertising Spend investments year-over-year, which increased by 13% year-over-year, or €13.6 million, compared to the same period in 2024. We continued on our disciplined approach to our brand and performance marketing investments, focusing on long-term sustainability and profitability. Despite the increased levels of brand investments, we maintained a strong Global ROAS of 134.1%, which was particularly driven by strong performance in our Americas segment. We believe these results reflect our ability to effectively further scale our marketing strategy, particularly within our branded marketing channels, while simultaneously growing our revenue baseline at profitable levels. Looking ahead, we remain focused on executing a long-term growth strategy that prioritizes sustainable, scalable results over short-term profit maximization.

Outlook
We continue to see significant opportunities to further scale our marketing efforts at profitable levels and we remain committed to pursuing promising advertising opportunities to maintain our positive momentum. We expect these initiatives will enable us to continue expanding our audience reach, driving long-term revenue growth. With the strategic acquisition of Holisto completed, we look forward to further enhancing the user experience by expanding trivago Book & Go, our facilitated booking funnel offering, to deliver long-term growth. With our strong capitalization and positioning, we are well-prepared to fuel continued growth.

We anticipate delivering our fourth consecutive quarter of double-digit year-over-year total revenue growth during the last quarter of 2025, with the full year delivering mid-teens percentage growth as previously guided. We anticipate positive Adjusted EBITDA for the fourth quarter to deliver full-year 2025 positive Adjusted EBITDA that is at least comparable to last year’s performance. For the full-year 2026, we expect to maintain our double-digit total revenue growth rate and to achieve an Adjusted EBITDA of around €20 million.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW), collectively referred to as trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2025, the most significant countries by revenue in that segment were Japan, Turkey, Australia, Poland and New Zealand. We have also determined that our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment for the three and nine months ended September 30, 2025.

We also earn revenue by providing travelers with online platforms for direct hotel booking services and offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. Additionally, we have agreements with certain hotel service providers and affiliates to receive consideration based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively. These revenue streams, which include existing other revenue streams and revenue resulting from the acquisition of Holisto, do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€58.8	€51.6	€7.2	14%	€156.5	€137.6	€18.9	14%
Developed Europe	69.7	64.2	5.5	9%	178.2	155.1	23.1	15%
Rest of World	33.0	29.4	3.6	12%	88.7	70.0	18.7	27%
Total Referral Revenue	€161.6	€145.3	€16.3	11%	€423.5	€362.7	€60.8	17%
Other revenue	4.0	0.8	3.2	n.m.	5.4	3.4	2.0	59%
Total revenue	€165.6	€146.1	€19.5	13%	€429.0	€366.1	€62.9	17%
Note: Some figures may not add up due to rounding.
Referral Revenue
Referral Revenue increased by €16.3 million and €60.8 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increases in all trivago Core segments were primarily driven by growth from branded channel traffic in response to our continuous brand marketing investments, as well as growth from other marketing channels driven by higher traffic volumes and improved booking conversion. We continue to observe overall healthy bidding dynamics on our platform compared to the same periods in 2024, particularly in Americas. These increases were partly offset by the weakening of local currencies against the Euro.

Other Revenue
Other revenue increased by €3.2 million and €2.0 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, primarily driven by revenues resulting from our recent acquisition of Holisto. During the nine months ended September 30, 2025, this was partly offset by the discontinuation of other B2B revenue sources in the middle of 2024.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 30% and 34% during the three and nine months ended September 30, 2025, respectively, compared to 36% and 38% in the same periods in 2024. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 44% and 40% during the three and nine month periods ended September 30, 2025, respectively, compared to 40% and 39% in the same periods in 2024.

Advertising Spend
Advertising Spend is used in the calculation of our primary operating metric for trivago Core segments as further described in the "Return on Advertising Spend (ROAS)" section below. It is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other expenses not related to trivago Core segments' Advertising Spend are included in the "Selling and Marketing" section below.

(in € millions)	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€44.5	€40.9	€3.6	9%	€133.4	€113.8	€19.6	17%
Developed Europe	49.7	42.5	7.2	17%	134.8	115.3	19.5	17%
Rest of World	27.8	25.0	2.8	11%	74.8	58.9	15.9	27%
Total Advertising Spend	€122.0	€108.4	€13.6	13%	€342.9	€288.0	€54.9	19%
Note: Some figures may not add up due to rounding.
Advertising Spend increased by €13.6 million and €54.9 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, primarily driven by continuous increases in brand marketing investments across all trivago Core segments aimed at increasing the volume of direct traffic to our platforms.

Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage our business and evaluate operating performance for our trivago Core segments using our primary metrics, Return on Advertising Spend ("ROAS") Contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. For further details, see Note 14: Segment information in the unaudited condensed consolidated financial statements as of September 30, 2025. ROAS Contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend. ROAS is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend. We believe that both are indicators of the efficiency of our advertising.

	Three months ended September 30,
	ROAS Contribution (in € millions)			ROAS (in %)
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€15.8	€10.7	€5.1	135.4%	126.3%	9.1 ppts
Developed Europe	20.5	21.8	(1.3)	141.2%	151.2%	(10.0) ppts
Rest of World	5.3	4.4	0.9	119.2%	117.6%	1.6 ppts
Global	€41.5	€36.9	€4.6	134.1%	134.1%	— ppts
Note: Some figures may not add up due to rounding.

	Nine months ended September 30,
	ROAS Contribution (in € millions)			ROAS (in %)
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€24.6	€23.8	€0.8	118.4%	120.9%	(2.5) ppts
Developed Europe	43.9	39.8	4.1	132.6%	134.5%	(1.9) ppts
Rest of World	14.1	11.1	3.0	118.8%	118.9%	(0.1) ppts
Global	€82.5	€74.7	€7.8	124.1%	125.9%	(1.8) ppts
Note: Some figures may not add up due to rounding.
Global ROAS remained stable during the three months ended September 30, 2025, compared to the same period in 2024. Higher ROAS in Americas, where we observed the strongest response to our previous marketing investments, was offset by lower ROAS in Developed Europe, due to increased Advertising Spend in this segment. Strong responses observed in response to our brand investments made in the first half of 2025 gave us confidence to continue accelerating our brand marketing efforts in Developed Europe during the third quarter of 2025.

During the nine months ended September 30, 2025, global ROAS decreased by 1.8 ppts primarily due to continuous increases in brand marketing investments across all trivago Core segments with the intention of increasing the volume of direct traffic to our platforms in the long term. This was partly offset by improved performance marketing efficiency across all trivago Core segments.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended September 30,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€4.0	€2.9	€1.1	38%	2%	2%
Selling and marketing	128.1	113.6	14.5	13%	77%	78%
Advertising Spend	122.0	108.4	13.6	13%	74%	74%
Other selling and marketing	6.1	5.2	0.9	17%	4%	4%
Technology and content	12.4	12.3	0.1	1%	7%	8%
General and administrative	8.5	6.9	1.6	23%	5%	5%
Amortization of intangible assets	0.5	—	0.5	0%	0%	0%
Impairment of intangible assets and goodwill	—	30.0	(30.0)	(100)%	0%	21%
Total costs and expenses	€153.4	€165.7	€(12.3)	(7)%	93%	113%
Note: Some figures may not add up due to rounding.

	Nine months ended September 30,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€9.4	€8.6	€0.8	9%	2%	2%
Selling and marketing	362.3	304.6	57.7	19%	84%	83%
Advertising Spend	342.9	288.0	54.9	19%	80%	79%
Other selling and marketing	19.4	16.6	2.8	17%	5%	5%
Technology and content	38.3	37.8	0.5	1%	9%	10%
General and administrative	24.0	25.0	(1.0)	(4)%	6%	7%
Amortization of intangible assets	0.5	0.0	0.5	0%	0%	0%
Impairment of intangible assets and goodwill	—	30.0	(30.0)	(100)%	0%	8%
Total costs and expenses	€434.4	€406.0	€28.4	7%	101%	111%
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue increased by €1.1 million and €0.8 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024, primarily due to transaction processing and verification costs and customer support-related costs resulting from our recent acquisition of Holisto. This was partly offset in the nine months ended September 30, 2025 by a decrease in certain IT and cloud-related service provider costs that are closely related to revenue generation.

Selling and Marketing
Selling and marketing expense increased by €14.5 million and €57.7 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. Of the total selling and marketing expenses, Advertising Spend represented 95% for both the three and nine months ended September 30, 2025. See "Advertising Spend" above for further details.

Other selling and marketing expense increased by €0.9 million and €2.8 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. The increases were driven by higher personnel costs, increased costs to market our platform to new hoteliers, higher digital services taxes, as well as traffic acquisition costs and third-party customer service-related expenses resulting from our recent acquisition of Holisto. Personnel costs increased primarily from higher headcount combined with a higher compensation base due to our annual salary review process in the trivago Core segments, and additional compensation expense from the recent Holisto acquisition. The increase in the nine months ended September 30, 2025 was predominately driven by higher television advertisement production costs incurred in the second quarter in conjunction with our brand advertising campaigns. This was partly offset by the non-recurrence of the recognition of retroactive Canadian digital services taxes in the second quarter of 2024, as well as lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024.

Technology and Content
Technology and content expense increased by €0.1 million and €0.5 million during the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. These increases were primarily due to higher compensation expense in the trivago Core segments resulting mostly from higher headcount combined with a higher compensation base due to our annual salary review process, and additional compensation expense from the recent Holisto acquisition. The increase in the nine months was further driven by headcount-based allocated office repair costs incurred in the first quarter of 2025. The increases during the three and nine months ended September 30, 2025 were partly offset by lower cloud and IT-related service provider costs that were not closely related to revenue generation, which more than offset the additional IT-related third party service provider costs resulting from the acquisition of Holisto. Higher capitalization of our developers' salaries, and lower share-based compensation expense, compared to the same periods in 2024 were further offsetting the increases in the three and nine months ended September 30, 2025.

General and Administrative
General and administrative expense increased by €1.6 million during the three months ended September 30, 2025 and decreased by €1.0 million during the nine months ended September 30, 2025, compared to the same periods in 2024.

The increase during the three months ended September 30, 2025 was primarily driven by the non-recurrence of the capitalization of certain professional fees incurred in connection with our equity investment in Holisto in the third quarter of 2024. It was further driven by costs related to the acquisition of the remaining equity interest in Holisto in the third quarter of 2025, higher personnel costs resulting from higher overall leadership team compensation costs, and additional headcount from the Holisto acquisition.

The decrease during the nine months ended September 30, 2025 was primarily driven by lower costs resulting from the release of prior-year accruals and lower costs related to changes in the executive leadership, partly offset by Holisto acquisition costs and higher compensation expense as described above.

Amortization of Intangible Assets
Amortization of intangible assets was €0.5 million during the three and nine months ended September 30, 2025, primarily attributable to Holisto intangible assets acquired in the third quarter of 2025.

Income Taxes, Net Income/(loss) and Adjusted EBITDA (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Δ €	2025	2024	Δ €
Operating income/(loss)	€12.2	€(19.6)	€31.8	€(5.4)	€(40.0)	€34.6
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.5	0.8	(0.3)	1.8	2.7	(0.9)
Other income, net	3.5	0.4	3.1	3.9	0.4	3.5
Total other income, net	€4.0	€1.2	€2.8	€5.7	€3.1	€2.6

Income/(loss) before income taxes	16.1	(18.4)	34.5	0.3	(36.9)	37.2
Expense/(benefit) for income taxes	4.6	(3.8)	8.4	1.4	(9.1)	10.5
Income/(loss) before equity method investments	€11.5	€(14.5)	€26.0	€(1.1)	€(27.8)	€26.7
Loss from equity method investments	(0.5)	(0.9)	0.4	(2.1)	(1.0)	(1.1)
Net income/(loss)	€11.0	€(15.4)	€26.4	€(3.3)	€(28.8)	€25.5

Adjusted EBITDA	€16.0	€13.6	€2.4	€4.5	€(0.9)	€5.4
Note: Some figures may not add up due to rounding.

Net Other Income
Net other income of €3.5 million and €3.9 million during the three and nine months ended September 30, 2025, respectively, was primarily driven by a €3.2 million gain (the "Step Acquisition Gain") from revaluing our previous equity interest in Holisto and derecognition of the share purchase option upon completing the acquisition of the remaining interest in Holisto in the third quarter of 2025. Additionally, an intangible asset acquired through the weekengo GmbH acquisition was sold in the third quarter of 2025 for a gain of €0.2 million.

Income Taxes
Income tax expense was €4.6 million during the three months ended September 30, 2025 compared to a benefit of €3.8 million in the same period in 2024. The total weighted-average tax rate for the three months ended September 30, 2025 was 30.3%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year, specifically, non-tax-deductible expenses and deductible taxes impacting the tax base. Our effective tax rate for the three months ended September 30, 2025 was 28.7%, compared to 20.8% in the same period in 2024. The change in effective tax rate during the three months ended September 30, 2025 compared to the same period in 2024 is primarily related to the difference in the pre-tax profit and loss position between the two periods, as well as the difference in deferred tax adjustments related to temporary items between the two periods, including a deferred tax benefit resulting from an upcoming change in the German statutory tax rate.

Income tax expense was €1.4 million during the nine months ended September 30, 2025, compared to a benefit of €9.1 million in the same period in 2024. Our effective tax rate for the nine months ended September 30, 2025 was 522.5%, compared to 24.7% in the same period in 2024. The effective tax rate during the nine months ended September 30, 2025 is significantly higher than the same period in 2024 because the pre-tax income position for the nine months ended September 30, 2025 is relatively close to zero. A low pre-tax income causes any tax expense to result in a disproportionately high effective tax rate.

The difference between the weighted average tax rates and the effective tax rates for the three and nine months ended September 30, 2025 primarily relates to share-based compensation expense, which is not deductible for tax purposes. For the nine months ended September 30, 2025, the effective tax rate is also impacted by the marginal pre-tax income mentioned above, which amplifies the impact of discrete tax items.

The uncertain tax position related to unrecognized tax benefits from the deductibility of expenses was €8.8 million as of September 30, 2025. The liability associated with these tax benefits is included in accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.

As a result of the Holisto acquisition, we recognized net deferred tax assets of €1.7 million in our unaudited condensed consolidated balance sheets, resulting mostly from net operating loss carryforwards and deductible research and development costs, partly offset by the tax effects of intangible assets acquired.

Net Income/(Loss) and Adjusted EBITDA
Net income was €11.0 million and Adjusted EBITDA was €16.0 million during the three months ended September 30, 2025, primarily driven by a favorable return on our advertising investments. Net income was further driven by the €3.2 million Step Acquisition Gain as described in the "Net Other Income" section above.

Net loss was €3.3 million during the nine months ended September 30, 2025. This is primarily a result of the higher selling and marketing expenses incurred in the first half of the year to invest in our brand marketing activities as part of our strategy towards long-term growth. These fully offset net income from the three months described above. Adjusted EBITDA of €4.5 million during the nine months ended September 30, 2025 was only partly offset by the losses incurred in the first half of the year.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €106.3 million as of September 30, 2025, compared to €134.1 million as of December 31, 2024. The decrease of €27.8 million during the nine months ended September 30, 2025, was mainly driven by €14.6 million cash used in investing activities and €11.6 million cash used in operating activities.

Cash used in investing activities during the nine months ended September 30, 2025, was primarily driven by the net cash used in the acquisition of the remaining equity interest in Holisto of €15.0 million and capital expenditures, including internal-use software and website development of €3.3 million. These were partly offset by sales and maturities of investments of €3.4 million and cash received from the German tax authority of €1.0 million relating to tax credits that were originally recorded in the fourth quarter of 2024.

Cash used in operating activities during the nine months ended September 30, 2025, was primarily driven by net cash outflows of €14.0 million from changes in operating assets and liabilities, partly offset by €2.4 million of net loss adjusted by non-cash items.

Consistent with our seasonal fluctuations, higher revenues in the third quarter of 2025 compared to the fourth quarter of 2024 resulted in an increase of accounts receivable of €28.3 million as of September 30, 2025 compared to December 31, 2024. This increase was partly offset by increased accounts payable of €9.1 million as of September 30, 2025 compared to December 31, 2024 resulting from higher Advertising Spend. Further, prepaid expense and other assets decreased by €3.4 million and taxes payable increased by €1.9 million. The net loss of €3.3 million was fully offset by non-cash items of share based compensation of €5.9 million, depreciation of €3.1 million, and the Step Acquisition Gain of €3.2 million.

Due to the acquisition of Holisto, the balance of advances from travelers of €42.0 million as of September 30, 2025 represented cash received from travelers, net of deferred revenue, that will be remitted to hotel partners after the guest check-in. Additionally, the acquisition resulted in the recognition of definite-lived intangible assets of €31.4 million and goodwill of €14.2 million, as well as the derecognition of €6.0 million in equity method investments as of September 30, 2025. Please refer to Note 3: Holisto Acquisition in the unaudited condensed consolidated financial statements as of September 30, 2025 for the complete disclosure of net assets acquired in the Holisto acquisition.

Notes & Definitions:
Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, and significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net income/(loss)	€11.0	€(15.4)	€(3.3)	€(28.8)
Loss from equity method investments	(0.5)	(0.9)	(2.1)	(1.0)
Income/(loss) before equity method investments	€11.5	€(14.5)	€(1.1)	€(27.8)
Expense/(benefit) for income taxes	4.6	(3.8)	1.4	(9.1)
Income/(loss) before income taxes	€16.1	€(18.4)	€0.3	€(36.9)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0
Interest income	(0.5)	(0.8)	(1.8)	(2.7)
Other income, net	(3.5)	(0.4)	(3.9)	(0.4)
Operating income/(loss)	€12.2	€(19.6)	€(5.4)	€(40.0)
Depreciation of property and equipment and amortization of intangible assets	1.5	1.1	3.5	3.3
Impairment of, and gains and losses on disposals of, property and equipment	0.0	—	0.0	—
Impairment of intangible assets and goodwill	—	30.0	—	30.0
Share-based compensation	2.0	2.2	5.9	5.8
Certain other items, including restructuring, acquisition and integration costs, significant legal settlements and court-ordered penalties(1)	0.4	—	0.5	—
Adjusted EBITDA	€16.0	€13.6	€4.5	€(0.9)
Note: Some figures may not add up due to rounding.
(1) In completing the acquisition of Holisto Ltd.,we incurred total transaction costs of €1.4 million, of which €0.9 million was capitalized in 2024 as part of our initial equity method investment and thus did not impact reported Adjusted EBITDA in that period. Upon completing the acquisition in 2025, €0.5 million of acquisition costs were additionally expensed. A Step Acquisition Gain of €3.2 million was also recorded in net other income from remeasuring our initial investment in Holisto to fair value and derecognition of the share purchase option. As both the acquisition costs and the Step Acquisition Gain are non-recurring items directly related to the acquisition, both have been excluded from Adjusted EBITDA to better reflect normalized operating results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets and goodwill;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, the ongoing conflicts affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the potential operating difficulties and other harmful consequences from the integration of acquired assets and businesses;
•acquisitions may not achieve anticipated strategic or financial benefits, may involve unanticipated costs or liabilities, may result in goodwill or intangible asset impairments, or may divert management attention from other priorities;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.